Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,

	2007	2006	2005	2004	2003

		(As adjusted)	(As adjusted)	(As adjusted)	(As adjusted)
Earnings—
Pre-tax income from continuing operations(1)	$94,743	$59,361	$46,092	$43,289	$19,658
Add: Allocated (gains) losses of equity investees	—	—	—	—	(40,586)
Fixed charges	9,836	27,374	16,649	18,449	62,324
Amortization of capitalized interest	—	48	48	180	180
Less: Interest capitalized	—	—	—	—	—

Earnings	$104,579	$86,783	$62,789	$61,918	$41,576

Fixed Charges—
Interest costs	$4,685	$12,272	$11,746	$11,386	$18,683
Debt extinguishment expense	—	10,388	—	2,099	38,836
Portion of rental expense representative of interest factor	5,151	4,714	4,903	4,964	4,805

Fixed Charges	$9,836	$27,374	$16,649	$18,449	$62,324

Ratio of Earnings to Fixed Charges	10.6	3.2	3.8	3.4	0.7

(1)	Years 2006 and prior have been adjusted to give effect to the retrospective application of a new accounting standard required to be adopted January 1, 2007, as further discussed in Note 2 to the accompanying consolidated financial statements.